FOR IMMEDIATE RELEASE      CONTACT: Wendy Hall/Zelma Branch
February 7, 2002                    Halliburton Public Relations
                                    713-676-4371

                    HALLIBURTON UNIT SETTLES QUI TAM LAWSUIT


DALLAS, Texas-- Halliburton Company announced today that its Kellogg Brown & Root, Inc. subsidiary has settled a qui tam lawsuit filed in 1997 in Federal Court in California. The lawsuit alleged that Brown & Root had improperly billed the U.S. government for services provided under a government job order contract at Ft. Ord, California.

     Under the settlement, Brown & Root will pay $2 million to the United States government. Brown & Root denied wrongdoing in the lawsuit and did not admit liability in settling the lawsuit. The United States agreed to suspend further investigation and forego any further sanctions with regard to the Ft. Ord contract. Although it believes that it properly administered the contract at Ft. Ord, Kellogg Brown & Root settled the lawsuit in order to resolve this matter and to avoid further litigation. It expects to continue its work as a major contractor to the Unites States government in numerous projects.

     Halliburton KBR is an international, technology-based engineering and construction company, which provides a full spectrum of industry-leading services for governments and public infrastructure and to the hydrocarbon, chemical, energy, and forest products industries.

     Founded in 1919, Halliburton is one of the world's largest providers of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction business segments. The company's World Wide Web can be accessed at www.halliburton.com.

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